FORM 4A

  (  )  Check this box if no longer
         subject to Section 16.  Form 4
         or Form 5 obligations may continue.
         See Instruction 1(b).

         U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
                 WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |_____________________|
                                                      |OMB NUMBER: 3235-0287|
                                                      |EXPIRES:             |
                                                      | SEPTEMBER 30, 1998  |
       Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
         Securities Exchange Act of 1934,             |BURDEN HOURS         |
        Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
          Holding Company Act of 1935                 |_____________________|
       or Section 30(f) of the Investment
              Company Act of 1940
 ____________________________________________________________________________
 1. Name and Address of Reporting Person
      Odman, Mats
      Autoliv, Inc.
      Box 703 81
      S-107 24 Stockholm
      Sweden
 ____________________________________________________________________________
 2. Issuer Name and Ticker or Trading Symbol
      Autoliv, Inc. (ALV)
 ____________________________________________________________________________
 3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

 ____________________________________________________________________________
 4. Statement for Month/Year
      August 1998
 ____________________________________________________________________________
 5. If Amendment, Date of Original (Month/Year)
      Date filed:  September 9, 1998
 ____________________________________________________________________________
 6. Relationship of reporting person to Issuer (Check all applicable)
  (   ) DIRECTOR
  (   ) 10% OWNER
  ( x ) OFFICER (GIVE TITLE BELOW)
  (   ) OTHER (SPECIFY TITLE BELOW)
      Director of Investor Relations
   _____________________________________________________


 ____________________________________________________________________________

 7. Individual, or Joint/Group Filing (Check all applicable)
  ( X ) Form filed by One Reporting Person
  (   ) Form filed by More than One Reporting Person

 ===========================================================================
 TABLE I
 Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
 ____________________________________________________________________________
 1. Title of Security (Instr. 3)
      Autoliv Inc. Common Stock, par value $1.00 per share
 ____________________________________________________________________________
 2. Transaction Date (Month/Day/Year)

 ____________________________________________________________________________
 3. Transaction Code (Instr. 8)

 ____________________________________________________________________________
 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

 ____________________________________________________________________________
 5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4) 400 shares of Common Stock
 ____________________________________________________________________________
 6. Ownership Form: Direct(D) or Indirect(I) (Instr. 4)
      D
 ____________________________________________________________________________
 7. Nature of Indirect Beneficial Ownership (Instr. 4)

 ____________________________________________________________________________
 Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
 ============================================================================
 TABLE II
 Derivative Securities Acquired, Disposed of, or Beneficially Owned
 (e.g., Puts, Calls, Warrants, Options, Convertible securities)
 ____________________________________________________________________________
 1. Title of Derivative Security (Instr. 3)
      Employee Stock Option
 ____________________________________________________________________________
 2. Conversion or Exercise Price of Derivative Security
      *
 ____________________________________________________________________________
 3. Transaction Date (Month/Day/Year)
      *
 ____________________________________________________________________________
 4. Transaction Code (Instr. 8)
      A

 ____________________________________________________________________________
 5. Number of Derivative Securities Acquired (A) or Disposed of (D)
         (Instr. 3, 4, and 5)
      8,425  (A)
 ____________________________________________________________________________
 6. Date Exercisable and Expiration Date (Month/Day/Year)
      Exercisable: *      Expiration:  *
 ____________________________________________________________________________
 7. Title and Amount of Underlying Securities (Instr. 3 and 4)
      8,425 shares of Autoliv, Inc. Common Stock, par value $1.00 per share
 ____________________________________________________________________________
 8. Price of Derivative Securities (Instr. 5)
      Conversion into stock options of stock appreciation rights received pursuant to Autoliv, Inc. 1997 Stock Incentive Plan.

 ____________________________________________________________________________
 9. Number of Derivative Securities Beneficially Owned at End of Month
         (Instr. 4)
      8,425
 ____________________________________________________________________________
 10. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
         (Instr. 4)
      (D)
 ____________________________________________________________________________
 11. Nature of Indirect Beneficial Ownership (Instr. 4)




 ____________________________________________________________________________
 EXPLANATION OF RESPONSES:

      * See attachment


        /s/ Mats Odman                             September 22, 1998
      ---------------------------------            -------------------------
      **  SIGNATURE OF REPORTING PERSON            DATE

 _____________________________
      ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15
           U.S.C. 78FF(A).
 ===========================================================================





-------------------------------------------------------------------------------
   Stock           Stock        Number of      Date       Expiration   Exercise
Appreciation    Appreciation     Options    Exercisable      Date        Price
Right Grant        Right        Resulting
   Date         Conversion        from
                   Date        Conversion
-------------------------------------------------------------------------------
 8/5/1997       8/3/1998         3,425      8/5/1998      8/5/2007      $35.75
 2/4/1998       8/3/1998         5,000      2/4/1999      2/4/2008      $31.07
-------------------------------------------------------------------------------